November 14, 2006

Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Attention:	Jenn Do, Staff Accountant

Re:	Pacific Sands, Inc.
Form 10-KSB for the fiscal year ended June 30, 2005
Form 10-QSB for the quarter ended September 30, 2005
Form 10-QSB for the quarter ended December 31, 2005
Form 10-QSB for the quarter ended March 31, 2006
Form10-KSB for the fiscal year ended June 30, 2006
File No. 0-29483

Dear Ms. Do:

In response to your comment letter dated October 31, 2006, we have revised the above-referenced Forms. To facilitate your review of the revised Forms, we will respond to each of the comments contained in your comment letter. Each comment number below corresponds to the numbered paragraphs in said comment letter.

Comment 1:	Form 10-KSB for the year ended June 30, 2005

General

We note your response to prior comment and the revised disclosure in your Form 10-KSB/A for June 30, 2005 and 2006, and Form 10-QSB/A for the quarters ended December 31, 2005 and March 31, 2006. However your revised disclosure remains unclear as to whether your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are effective or ineffective. As indicated in comment 1 of our letter dated July 13, 2006, based on the information provided in your response dated March 30, 2006 and your revised disclosure in each of the above Reports that states material weaknesses "still exist," it appears as if any controls that were in place as of the end of the periods covered by the above reports, were ineffective. Please amend these filings to revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls and procedures.

Securities and Exchange Commission
November 14, 2006

Response:
We have revised each Form to clarify conclusions of the Chief Executive Officer and Chief Financial Officer regarding the disclosure controls and procedures, and the effective or ineffective status thereof, as of the end of each period.

Comment 2:
We note your response to prior comment 2 where you have indicated that your disclosure controls and procedures at March 31, 2006 are now effective. As noted above, your revised disclosure does not conclude on the effectiveness of your disclosure controls and procedures. We further note that your revised disclosure discusses the enhancements made to your controls but indicates that material weaknesses "still exist." In light of the material weaknesses that still exist, please tell us and disclose in your amended documents, in reasonable detail, the basis for your officers' conclusions that the Company's disclosure controls and procedures were nonetheless effective as of the end of the quarter ended March 31, 2006. Otherwise, please disclose that your disclosure controls and procedures were ineffective.

Response:
We have revised each Form to clarify conclusions of the Chief Executive Officer and Chief Financial Officer regarding the disclosure controls and procedures, and the effective or ineffective status thereof, as of the end of each period.

Comment 3:
We note your response to prior comment 3 that you have amended your June 30, 2005 Form 10-KSB and December 31, 2005 Form 10-QSB to provide the appropriate management certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. We note that in these two amended filings, as well as in your Form 10-QSBs for September 30, 2005 and March 31, 2006 and in your Form10-KSB for June 30, 2006 that your Section 302 certifications are still not compliant with Item 601(b)(31) of Regulation S-B. Please amend the above referenced filings to conform exactly to Item 601(b)(31).

Response:	We have amended each Form to provide management certifications that conform exactly to Item 601(b)(31).

Comment 4:	Item 6.Management's Discussion and Plan of Operation

We refer you to prior comment 3 from our letter dated March 30, 2006 and your response dated May 19, 2006 where you indicated that you would expand your MD&A disclosure to include enhanced discussions regarding liquidity and critical accounting policies. We do not see this revised disclosure in your amended documents. In your amended filings, please revise to include these changes.

Securities and Exchange Commission
November 14, 2006

Response:	We have expanded MD&A disclosure to include enhanced discussions regarding liquidity and critical accounting policies.

Comment 5:	Form 10-QSB for the quarter ended September 30, 2005

We note that you have not provided Item 2 Management's Discussion and Analysis disclosure and Item 3 disclosure regarding your disclosure controls and procedures in your Form 10-QSB for the quarter ended September 30, 2005. Please amend your filing to comply with the reporting requirements of Items 303(b), 307 and 308(c) of Regulation S-B.

Response:
We have revised Item 2 Management's Discussion and Analysis disclosure and Item 3 disclosure regarding your disclosure controls and procedures in our Form 10-QSB for the quarter ended September 30, 2005 to comply with the reporting requirements of Items 303(b), 307 and 308(c) of Regulation S-B.

Conclusion

We believe we have addressed each of your comments; however, if you have any additional questions or need any additional information, please contact me immediately.

We are providing a copy of this response to Branch Chief, Nili Shah, and to Melissa Rocha, Senior Staff Accountant.

Very truly yours,

RIECK AND CROTTY, P.C.

Ronald P. Duplack
RPD/ks